UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934


                       TTI Team Telecom International Ltd.
-------------------------------------------------------------------
                                (Name of Issuer)

                       Ordinary Shares, NIS 0.5 par value
-------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M88258104
-------------------------------------------------------------------
                                 (CUSIP Number)

                          Team Software Industries Ltd.
                              7 Martin Gehl Street
                           Kiryat Aryeh, Petach Tikva
                                     Israel
                                 972-3-927-8444
                       Attention: Chief Financial Officer
-------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 21, 2005
--------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)
--------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of at section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAMES OF REPORTING PERSONS: Team Software Industries Ltd.

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A

-------- ------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                    (a)    |_|

                                                    (b)    |_|
-------- --------------------------------------------------------------
3. SEC USE ONLY


-------- --------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

         N/A
-------- --------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)
-------- --------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

-----------------------------------------------------------------------
                        7. SOLE VOTING POWER:      0
       NUMBER OF

       SHARES           8. SHARED VOTING POWER: 680,230

     BENEFICIALLY       9. SOLE  DISPOSITIVE POWER:   0

       OWNED BY         10. SHARED DISPOSITIVE POWER: 680,230

         EACH

       REPORTING

        PERSON

         WITH

-------- -----------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  680,230

-------- ------------------------------------------------------------------

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): |_|

-------- ------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.7%

-------- ------------------------------------------------------------------

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               CO
-------- ------------------------------------------------------------------

-------- -----------------------------------------------------------------

1. NAMES OF REPORTING PERSONS: Team Computers and Systems Ltd.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A

-------- ------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                             (a)  |_|

                                             (b)  |_|
-------- ------------------------------------------------------------------
3. SEC USE ONLY

-------- ------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

         N/A
-------- -----------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-------- ----------------------------------==------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

---------------------------------------------------------------------------
                        7.       SOLE VOTING POWER:      0
       NUMBER OF

        SHARES          8. SHARED VOTING POWER: 5,885,550

     BENEFICIALLY       9.   SOLE  DISPOSITIVE POWER:   0

       OWNED BY         10. SHARED DISPOSITIVE POWER: 5,885,550

        EACH

       REPORTING


        PERSON

         WITH

----- ----------------------------------------------------------------------


-------- -------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  5,885,550

-------- --------------------------------------------------------------------

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): |_|

-------- --------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31.8%

-------- --------------------------------------------------------------------

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               CO
-------- --------------------------------------------------------------------

-------- --------------------------------------------------------------------

1.NAMES OF REPORTING PERSONS: Arad Investments and Industrial Development Ltd.

  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A

-------- -------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                               (a)   |_|

                                               (b)   |_|
-------- -------------------------------------------------------------------
3. SEC USE ONLY

-------- --------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

         N/A
-------- --------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |X|
-------- --------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

--------------------- -------------------------------------------------------
                         7.   SOLE VOTING POWER:          0
       NUMBER OF

        SHARES           8.   SHARED VOTING POWER: 5,885,550

     BENEFICIALLY        9.   SOLE  DISPOSITIVE POWER:   0

       OWNED BY          10. SHARED DISPOSITIVE POWER: 5,885,550

         EACH

       REPORTING

        PERSON

         WITH

-------- ---------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,885,550

-------- ----------------------------------------------------------------

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS):            |_|

-------- -----------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31.8%

-------- -----------------------------------------------------------------

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               CO
-------- ----------------------------------------------------------------

-------- ----------------------------------------------------------------

1. NAMES OF REPORTING PERSONS: Shlomo Eisenberg

  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A

-------- ----------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                               (a)   |_|

                                               (b)   |_|
-------- -----------------------------------------------------------------
3. SEC USE ONLY

-------- -----------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

         BK
-------- -----------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): |X|
-------- ------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

------------------------ ----- --------------------------------------------

       NUMBER OF         7.    SOLE VOTING POWER:    28,101

        SHARES           8. SHARED VOTING POWER: 5,885,550

     BENEFICIALLY        9. SOLE DISPOSITIVE POWER: 28,101

       OWNED BY          10. SHARED DISPOSITIVE POWER: 5,885,550

         EACH

       REPORTING

        PERSON

         WITH

-------- ----------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  5,913,651

-------- ----------------------------------------------------------------

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS):            |_|

-------- -----------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31.9%

-------- ------------------------------------------------------------------

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 IN

-------- ------------------------------------------------------------------



         This Amendment No. 5 amends Amendment No. 2 to the Statement on Schedule 13D dated December 3, 2002, as amended by Amendment No. 3 thereto dated December 9, 2002 and Amendment No. 4 thereto dated March 24, 2003 (together, the "Schedule 13D"), relating to the ordinary shares, par value NIS 0.5 per share (the "Ordinary Shares") of TTI Team Telecom
International Ltd. ("TTI"), a company incorporated under the laws of the State of Israel, previously filed by Team Software Industries Ltd.
("Team Software"), Team Computers and Systems Ltd. ("Team Computers"),
Arad Investments and Industrial Development Ltd. ("Arad") and Shlomo Eisenberg ("Mr. Eisenberg").

Item 2.  Identity and Background.

         Item 2(c) of the Schedule 13D is hereby amended by adding the following:

         As of December 2004, Mr. Eisenberg is no longer a member of the Company's board of directors.

         Item 2(d) of the Schedule 13D is hereby amended by adding the following:

         On September 16, 2003, Arad, Mr. Eisenberg and others were convicted on several counts under Israel's Securities Law and Penal Law, including obtaining consents through fraudulent means and misrepresentations or omissions in communications to shareholders in connection with a shareholders meeting and in a prospectus. The case relates to the disclosure in 1997 of the circumstances surrounding the sale of certain Arad shares by Mr. Eisenberg to third parties, including certain understandings that the parties to that transaction had allegedly reached. The approval of Arad's shareholders was required for the acquisition by Arad of shares of a company called Isras from Mr. Eisenberg and other principal shareholders of Arad. In February 2004, Arad was fined NIS 100,000 (approximately $22,500) and Mr. Eisenberg was sentenced to 18 months in prison, received an 18-month suspended sentence and was fined NIS 1,000,000 (approximately $225,000).
In April 2004, Arad and Mr. Eisenberg filed an appeal of the sentence and the conviction with Israel's Supreme Court, which is currently pending.
The proceedings described above concern matters that are not related to the Company.



Item 4.  Purpose of Transaction:

         Item 4 of the Schedule 13D is hereby amended by adding the following:

         On March 21, 2005, the board of directors of Team Computers approved the distribution to its shareholders of 5,166,062 Ordinary Shares (or approximately 27.9% of the outstanding share capital of the Company).
The record date for the distribution is scheduled for April 3, 2005, and the distribution date is scheduled for April 19, 2005. Following the distribution, Team Computers will hold 39,258 Ordinary Shares, Team
Software will hold 680,230 Ordinary Shares (or 3.7% of the outstanding share capital of the Company), Arad will hold, directly and directly through a wholly owned subsidiary, 2,958,788 Ordinary Shares (or 16.0% of the outstanding share capital of the Company) and Mr. Eisenberg will hold, directly and indirectly through a wholly owned company, 783,748 Ordinary Shares (or 4.2% of the outstanding share capital of the Company).

           The board of directors of Team Computers also resolved to dispose, whether by sale or distribution, of the balance of its beneficially owned Ordinary Shares within the next 12 months. Arad has informed Team Computers that, in any meeting of the shareholders of Team Computers to approve a distribution of Ordinary Shares, Arad will vote in favor of such distribution.


Item 5.   Interest in Securities of the Issuer:

     Item 5(a) of the Schedule 13D is hereby amended by replacing it in its entirely with the following:

     (a) Amount beneficially owned:

                  See Row 11 of the cover page for each Reporting Person.

                  (i) Team Software holds 680,230 Ordinary Shares.

                  (ii) Team Computers holds 5,205,320 Ordinary Shares. Team Computers also holds 100% of the issued and outstanding shares of Team Software, and therefore may be deemed to beneficially own the Ordinary Shares held by Team Software.

                  (iii) Arad, directly and indirectly, owned 57.3% of Team Computers as of March 23, 2005, and, therefore, may be deemed to beneficially own the Ordinary Shares held by Team Software.
                  Arad disclaims any such beneficial ownership.

                  (iv) Shlomo Eisenberg, directly and indirectly (through a corporation which he wholly owns), owns approximately 14.6% of Team Computers and is also a member of the controlling group of shareholders of Arad. In addition, he is the chairman of the board of the directors of Team Software, Team Computers and Arad. Therefore, Mr. Eisenberg may be deemed to beneficially own the Ordinary Shares held by Team Software. Mr. Eisenberg disclaims any such beneficial ownership. Mr. Eisenberg also personally holds 28,101 Ordinary Shares.

           Percent of class:

                  See Row 13 of the cover page for each Reporting Person. As of March 20, 2005, the Company had 18,509,327 shares outstanding, consisting of 11,872,938 Ordinary Shares and 6,636,389 Series A Convertible Preferred Shares, which have one vote per share.

     Item 5(c) of the Schedule 13D is hereby amended by replacing it in its entirely with the following:

     (c) On January 30, 2005, Team Software sold 5,200,000 Ordinary Shares to Team Computers in a private transaction for a price of $1.87 per share.

           Between January 20, 2005 and January 28, 2005, Team Software sold an aggregate of 77,000 Ordinary Shares in multiple transactions on the Nasdaq Stock Market for an average price of $2.09 per share.


Item 7.   Material to Be Filed as Exhibits

Exhibit A         Joint Filing Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2005

                          TEAM SOFTWARE INDUSTRIES LTD.


                          By:__/s/ Shlomo Eisenberg________________
                             Shlomo Eisenberg, Chairman




                         TEAM COMPUTERS AND SYSTEMS LTD.


                         By:__/s/ Shlomo Eisenberg________________
                            Shlomo Eisenberg, Chairman


                         By: ___/s/ Alon Raz______________________
                             Alon Raz, CFO


                         ARAD INVESTMENTS AND INDUSTRIAL DEVELOPMENT LTD.


                         By:__/s/ Shlomo Eisenberg________________
                            Shlomo Eisenberg, Chairman


                         By: __/s/ Ilan Toker______________________
                             Ilan Toker, President and CFO



                         __/s/ Shlomo Eisenberg__________________
                         SHLOMO EISENBERG

                                    EXHIBIT A

                                    AGREEMENT


         The undersigned hereby agree to the joint filing on their behalf of the statement to which this exhibit is appended.

March 24, 2005

                          TEAM SOFTWARE INDUSTRIES LTD.


                          By:__/s/ Shlomo Eisenberg________________
                             Shlomo Eisenberg, Chairman



                         TEAM COMPUTERS AND SYSTEMS LTD.


                         By:__/s/ Shlomo Eisenberg________________
                            Shlomo Eisenberg, Chairman


                         By: ___/s/ Alon Raz______________________
                             Alon Raz, CFO


                         ARAD INVESTMENTS AND INDUSTRIAL DEVELOPMENT LTD.


                         By:__/s/ Shlomo Eisenberg________________
                           Shlomo Eisenberg, Chairman


                         By: __/s/ Ilan Toker______________________
                             Ilan Toker, President and CFO



                             __/s/ Shlomo Eisenberg__________________
                             SHLOMO EISENBERG